

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2008

Harry N. Vafias
President and Chief Executive Officer
StealthGas Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

> **Re:** **StealthGas Inc.**
> **File Number: 000-51559**
> **Form 20-F for the fiscal year ended December 31, 2006**

Dear Mr. Vafias:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

You may contact Lauren Nguyen at 202-551-3642 or me at 202-551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
Stephen P. Farrell, Esq.
Morgan, Lewis & Bockius LLP
(212) 309-6001